SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   SECURED INVESTMENT RESOURCES FUND, L.P. III
                                (Name of Issuer)

                              Limited Partner Units
                         (Title of Class of Securities)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     5/31/01
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)



____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
       Bond Purchase, L.L.C.
       43-1727861

 (2) Check the Appropriate Box                      (a)_____
     if a Member of a Group                         (b)_____

 (3) SEC Use Only

 (4) Source of funds
       WC

 (5) Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)        _____

 (6) Citizenship or Place of Organization
       Missouri

     Number of limited partner units               (7)  Sole Voting Power
     beneficially owned                                   None
     by each reporting
     person with:                                  (8)  Shared Voting Power
                                                          1,013

                                                   (9)  Sole Dispositive Power
                                                          None

                                                   (10) Shared Dispositive Power
                                                          1,013

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
       1,013

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13) Percent of Class Represented by Amount in  Row (11)
       10.5%

(14) Type of Reporting Person
       OO

 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
       David L. Johnson
       ###-##-####

(2)  Check the Appropriate Box                        (a)_____
     if a Member of a Group*                          (b)_____

(3)  SEC Use Only

(4)  Source of funds
       AF

(5)  Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)          _____

(6)  Citizenship or Place of Organization
       United States

     Number of limited partner units               (7)  Sole Voting Power
     beneficially owned                                   None
     by each reporting
     person with:                                  (8)  Shared Voting Power
                                                          1,013

                                                   (9)  Sole Dispositive Power
                                                          None

                                                   (10) Shared Dispositive Power
                                                          1,013

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
       1,013

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in  Row (11)
       10.5%

(14) Type of Reporting Person
       IN

Item 1. Security and Issuer.

   This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the limited partner units (the "Securities"), of Secured Investment Resources Fund, L.P. III, a Missouri limited partnership (the "Company"), whose principal executive offices are located at 104 Armour Road, Kansas City, Missouri 64116.

   Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the original report on Schedule 13D, and the amendments thereto.

Item 2. Identity and Background.

   This report is filed by Bond Purchase, L.L.C. Inc. ("Bond Purchase") and David L. Johnson.

   Bond Purchase is a Missouri limited liability company with a principal office and business address of 104 Armour Road, North Kansas City, Missouri 64116, whose principal business is managing and investing in real estate limited partnerships. .

   Since November 1999, Mr. Johnson, age 45, has served as Chairman, Chief Executive Officer and a trustee of Maxus Realty Trust, Inc. ("MRTI"), a Missouri real estate investment trust located at 104 Armour Road, North Kansas City, Missouri 64116 that holds commercial real estate properties and is listed on NASDAQ. In addition, Mr. Johnson has also served as the Vice President of Maxus Capital Corp., a Missouri corporation that serves as general partner of Maxus Real Property Investors-Four, L.P., a real estate limited partnership that is a reporting company under the Securities Exchange Act of 1934, as amended, since November 1999. Mr. Johnson is Chairman, Chief Executive Officer and a majority shareholder of Maxus Properties, Inc. ("Maxus"), a Missouri corporation that specializes in commercial property management for affiliated owners. Mr. Johnson is also Vice President of KelCor, Inc. ("KelCor"), a Missouri corporation that specializes in the acquisition of commercial real estate. Mr. Johnson has served such positions for KelCor and Maxus for more than five years.

     During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

   The total amount of funds used by the Reporting Persons to acquire the Securities reported in Item 5(c) was $128,975. The 469 units were acquired by Bond Purchase with the use of funds from its working capital directly from McDowell Foods, Inc.

Item 4. Purpose of the Transaction.

   The purpose of the acquisition of the Securities was for investment purposes. The Reporting Persons believe that the value of the units will increase.

Item 5. Interest in the Securities of the Issuer.

   (a) The  aggregate  number and  percentage  of the  Securities  to which this
Schedule 13D relates is 1,013 limited partner units, representing 10.5% of the 9,685 outstanding units. Bond Purchase is the direct beneficial owner of these units.

   Because Mr. Johnson is the majority equity interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 1,013 units held by Bond Purchase.

   (b) Bond Purchase has the direct power to vote and direct the disposition of the units held by it. By virtue of his being the majority equity interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the units held by Bond Purchase.

   (c) The only purchase of units of the Securities by the Reporting Persons during the last sixty days was Bond Purchase's acquisition of 469 units on May 31, 2001, for $275 per unit. Bond Purchase acquired the units directly from McDowell Foods, Inc.

   (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

   (e) Not applicable.

Item 7. Exhibits.

       99.1 Joint Filing Agreement
                                       5

   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C.,
a Missouri limited liability company

By: /s/ David L. Johnson                                      Date: June 7, 2001
Name:   David L. Johnson
Title:  Member

/s/ David L. Johnson                                          Date: June 7, 2001
    David L. Johnson

                                  EXHIBIT INDEX


99.1  Joint Filing Agreement

                                       7